Exhibit 99.1

Sequans Communications Announces Third Quarter 2016 Financial Results

PARIS--(BUSINESS WIRE)--October 27, 2016--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights:

Revenue: Revenue of $12.5 million increased 26.0% compared to the second quarter of 2016, reflecting significantly higher levels of both product revenue and other revenue. Revenue increased 33.1% compared to the third quarter of 2015, due to both higher product revenue and higher other revenue.

Gross margin: Gross margin was 46.8% compared to gross margin of 44.6% in the second quarter of 2016, and compared to 40.8% in the third quarter of 2015.

Operating loss: Operating loss was $4.0 million, compared to an operating loss of $5.7 million in the second quarter of 2016 and an operating loss of $4.2 million in the third quarter of 2015.

Net loss: Net loss was $5.1 million, or ($0.08) per diluted share/ADS, compared to a net loss of $5.1 million, or ($0.09) per diluted share/ADS in the second quarter of 2016 and a net loss of $2.4 million, or ($0.04) per diluted share/ADS in the third quarter of 2015.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the fair-value and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $4.3 million, or ($0.07) per diluted share/ADS, compared to a non-IFRS net loss of $5.8 million, or ($0.10) per diluted share/ADS in the second quarter of 2016, and a non-IFRS net loss of $4.6 million, or ($0.08) per diluted share/ADS, in the third quarter of 2015.

Cash: Cash, cash equivalents and short-term deposit at September 30, 2016 totaled $24.7 million, reflecting the net proceeds from the issuance of 15.2 million shares in the September 2016 equity financing. The underwriter purchased an additional 0.5 million shares pursuant to the over-allotment option in October 2016.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2016	%*	Q2 2016	%*	Q3 2015	%*
Revenue	$12.5		$9.9		$9.4
Gross profit	5.8	46.8%	4.4	44.6%	3.8	40.8%
Operating loss	(4.0)	(31.7%)	(5.7)	(58.0%)	(4.2)	(45.3%)
Net loss	(5.1)	(41.1%)	(5.1)	(51.2%)	(2.4)	(26.0%)
Diluted EPS	($0.08)		($0.09)		($0.04)
Weighted average number of diluted shares/ADS	61,642,549		59,280,702		59,144,741
Cash flow from (used in) operations	(9.5)		(4.2)		(8.2)
Cash, cash equivalents and short-term deposit at quarter-end	24.7		7.5		13.0

Additional information on non-cash items:
- Stock-based compensation included in operating result	0.2		0.2		0.2
- Change in the fair value of convertible debt embedded derivative	-		(1.5)		-2.5
- Non-cash interest on convertible debt and other financing	0.6		0.6		0.3
Non-IFRS diluted EPS (excludes stock-based compensation, fair value and effective interest adjustments related to the convertible debt and its embedded derivative, and the non-cash impact of revaluation of interest-free government loan)	($0.07)		($0.10)		($0.08)

* Percentage of revenue

“We reported a 26% sequential increase in revenue and a smaller than expected loss for the third quarter,” said Georges Karam, Sequans CEO. “Assuming the mid-point of our Q4 guidance, we are on track to report a 40% increase in revenue for the full year compared to 2015.

“We gained new design wins across all our platforms and products during Q3. The breadth of our design wins demonstrates the success of our strategy to supply a variety of tailored solutions optimized for the broadband and IoT markets. We continue to expect our growth to accelerate in 2017 and beyond as multiple products on several platforms, including Cat M1 and NB1, ramp on more LTE networks around the world.”

Q4 2016 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the fourth quarter of 2016 to be in the range of $13 to $15 million, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.05) and ($0.07) for the fourth quarter of 2016, based on approximately 75.0 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock-based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2016 today, October 27, 2016 at 8:00 a.m. EDT/14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1085 (or +1 612-288-0340 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations/. A replay of the conference call will be available until November 27, 2016 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 403282.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016 and the impact of revaluation of an interest-free government loan issued in October 2015. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustment could be significant to our actual IFRS results.

About Sequans Communications

Sequans Communications S.A. (NYSE:SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices, and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2016	2016	2015

Revenue :
Product revenue	$9,523	$7,699	$7,887
Other revenue	2,934	2,185	1,471
Total revenue	12,457	9,884	9,358
Cost of revenue
Cost of product revenue	5,900	4,667	5,153
Cost of other revenue	731	804	391
Total cost of revenue	6,631	5,471	5,544
Gross profit	5,826	4,413	3,814
Operating expenses :
Research and development	6,391	6,889	5,525
Sales and marketing	1,926	1,495	1,406
General and administrative	1,459	1,761	1,119
Total operating expenses	9,776	10,145	8,050
Operating loss	(3,950)	(5,732)	(4,236)
Financial income (expense):
Interest income (expense), net	(1,062)	(916)	(509)
Other financial expense	-	(83)	-
Change in the fair value of convertible debt embedded derivative	-	1,544	2,488
Foreign exchange gain (loss)	(61)	196	(91)
Loss before income taxes	(5,073)	(4,991)	(2,348)
Income tax expense (benefit)	53	70	81
Loss	$(5,126)	$(5,061)	(2,429)
Attributable to :
Shareholders of the parent	(5,126)	(5,061)	(2,429)
Minority interests	-	-	-
Basic loss per share	($0.08)	($0.09)	($0.04)
Diluted loss per share	($0.08)	($0.09)	($0.04)
Weighted average number of shares used for computing:
— Basic	61,642,549	59,280,702	59,144,741
— Diluted	61,642,549	59,280,702	59,144,741

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2016	2015

Revenue :
Product revenue	$22,634	$18,118
Other revenue	8,992	3,544
Total revenue	31,626	21,662
Cost of revenue
Cost of product revenue	14,695	12,342
Cost of other revenue	2,282	860
Total cost of revenue	16,977	13,202
Gross profit	14,649	8,460
Operating expenses :
Research and development	20,007	18,553
Sales and marketing	4,922	4,476
General and administrative	4,598	3,888
Total operating expenses	29,527	26,917
Operating loss	(14,878)	(18,457)
Financial income (expense):
Interest income (expense), net	(2,606)	(975)
Other financial expense	(83)	(141)
Change in the fair value of convertible debt embedded derivative	(1,583)	2,213
Foreign exchange gain	(77)	15
Loss before income taxes	(19,227)	(17,345)
Income tax expense (benefit)	189	200
Loss	(19,416)	(17,545)
Attributable to :
Shareholders of the parent	(19,416)	(17,545)
Minority interests	-	-
Basic loss per share	($0.32)	($0.30)
Diluted loss per share	($0.32)	($0.30)
Weighted average number of shares used for computing:
— Basic	60,049,335	59,144,741
— Diluted	60,049,335	59,144,741

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2016	2015 *

ASSETS
Non-current assets
Property, plant and equipment	$6,859	$7,116
Intangible assets	6,553	5,255
Deposits and other receivables	678	345
Available for sale assets	328	321
Total non-current assets	14,418	13,037
Current assets
Inventories	6,968	4,065
Trade receivables	14,263	16,497
Prepaid expenses and other receivables	3,874	3,170
Recoverable value added tax	607	541
Research tax credit receivable	1,925	2,865
Short term deposit	344	393
Cash and cash equivalents	24,307	8,288
Total current assets	52,288	35,819
Total assets	$66,706	$48,856

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 74,498,762 shares authorized, issued and outstanding at September 30, 2016 (59,166,741 at December 31, 2015)	$1,911	$1,568
Share premium	188,265	165,536
Other capital reserves	27,798	16,864
Accumulated deficit	(204,182)	(184,766)
Other components of equity	(491)	(450)
Total equity (deficit)	13,301	(1,248)
Non-current liabilities
Government grant advances, loans and other liabilities	5,249	5,385
Convertible debt and accrued interest	15,477	8,984
Provisions	1,610	1,396
Other Liabilities	1,914	3,267
Total non-current liabilities	24,250	19,032
Current liabilities
Trade payables	15,056	9,498
Interest-bearing receivables financing	5,629	6,472
Government grant advances	1,065	916
Convertible debt embedded derivative	-	6,091
Finance lease obligations	-	12
Other current liabilities	4,487	4,604
Deferred revenue	2,718	3,162
Provisions	200	317
Total current liabilities	29,155	31,072
Total equity and liabilities	$66,706	$48,856

* Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended Sept 30,
(in thousands of US$)	2016	2015

Operating activities
Loss before income taxes	$(19,227)	$(17,345)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,353	2,579
Amortization and impairment of intangible assets	1,532	1,385
Share-based payment expense	663	621
Increase (decrease) in provisions	50	(41)
Financial expense (income)	2,616	975
Change in the fair value of convertible debt embedded derivative	1,583	(2,213)
Other financial expenses	83	141
Foreign exchange loss (gain)	181	(208)
Loss (Gain) on disposal of property, plant and equipment	-	(3)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	1,504	(814)
Decrease (Increase) in inventories	(2,903)	2,977
Decrease (Increase) in research tax credit receivable	940	1,141
Increase (Decrease) in trade payables and other liabilities	1,893	(2,996)
Increase (Decrease) in deferred revenue	(444)	41
Increase (Decrease) in government grant advances	(559)	(204)
Income tax paid	(175)	(192)
Net cash flow from (used in) operating activities	(9,910)	(14,157)

Investing activities
Purchase of intangible assets and property, plant and equipment	(3,724)	(2,590)
Sale (purchase) of financial assets	(11)	319
Sale of short-term deposit	49	(234)
Interest received	10	23
Net cash flow used in investments activities	(3,676)	(2,482)

Financing activities
Public equity offering proceeds, net of transaction costs paid	23,445	-
Proceeds from issue of warrants, exercise of stock options/warrants	267	1
Proceeds from (repayment of) Interest-bearing receivables financing	(843)	2,024
Proceeds from government loans, net of transaction cost	-	2,134
Proceeds from convertible debt, net of transaction cost	6,932	11,582
Repayment of borrowings and finance lease liabilities	(12)	(157)
Interest paid	(159)	(108)
Net cash flows used in financing activities	29,630	15,476

Net increase (decrease) in cash and cash equivalents	16,044	(1,163)
Net foreign exchange difference	(25)	(4)
Cash and cash equivalent at January 1	8,288	12,329
Cash and cash equivalents at end of the period	$24,307	$11,162

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2016	2016	2015
Net IFRS loss as reported	$(5,126)	$(5,061)	$(2,429)
Add back
Stock-based compensation expense according to IFRS 2 (1)	183	226	186
Change in the fair value of convertible debt embedded derivative	-	(1,544)	(2,488)
Non-cash interest on Convertible debt and other financing (2)	626	556	254
Non-cash impact of revaluation of interest-free government loan	-	-	(121)
Non-IFRS loss adjusted	$(4,317)	$(5,823)	$(4,598)

IFRS basic loss per share as reported	($0.08)	($0.09)	($0.04)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01	$0.00
Change in the fair value of convertible debt embedded derivative	$0.00	($0.03)	($0.04)
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.00
Non-cash impact of revaluation of interest-free government loan	$0.00	$0.00	($0.00)
Non-IFRS basic loss per share	($0.07)	($0.10)	($0.08)
IFRS diluted loss per share	($0.08)	($0.09)	($0.04)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01	$0.00
Change in the fair value of convertible debt embedded derivative	$0.00	($0.03)	($0.04)
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.00
Non-cash impact of revaluation of interest-free government loan			($0.00)
Non-IFRS diluted loss per share	($0.07)	($0.10)	($0.08)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$4	$4	$3
Research and development	79	96	81
Sales and marketing	31	35	29
General and administrative	69	91	73

(2) Related to the difference between contractual and effective interests

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Nine months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	Sept 30,
	2016	2015
Net IFRS loss as reported	(19,416)	(17,545)
Add back
Stock-based compensation expense according to IFRS 2 (1)	663	621
Change in the fair value of convertible debt embedded derivative	1,583	2,213
Non-cash interest on Convertible debt and other financing (2)	1,547	469
Non-cash impact of revaluation of interest-free government loan	-	(121)
Non-IFRS loss adjusted	(15,623)	(14,363)

IFRS basic loss per share as reported	($0.32)	($0.30)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01
Change in the fair value of convertible debt embedded derivative	$0.03	$0.05
Non-cash interest on Convertible debt and other financing (2)	$0.03	($0.00)
Non-cash impact of revaluation of interest-free government loan	$0.00	($0.00)
Non-IFRS basic loss per share	($0.26)	($0.24)
IFRS diluted loss per share	($0.32)	($0.30)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01
Change in the fair value of convertible debt embedded derivative	$0.03	$0.05
Non-cash interest on Convertible debt and other financing (2)	$0.03	($0.00)
Non-cash impact of revaluation of interest-free government loan	$0.00	($0.00)
Non-IFRS diluted loss per share	($0.26)	($0.24)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$12	$13
Research and development	283	266
Sales and marketing	105	103
General and administrative	263	239

(2) Related to the difference between contractual and effective interests

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com